Exhibit 99.1
Qiao Xing Universal to Acquire a Lead-zinc Mining Company in Inner Mongolia
     HUIZHOU, China, May 26 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that its wholly-owned subsidiary Chifeng Zhongtai Mining Co., Ltd. (“Chifeng Zhongtai”) has signed a letter of intent with Chifeng Xingu Mining Co., Ltd. (“Chifeng Xingu”), a non-affiliated third party, to acquire the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan Mining” or the “Mining Company”) for a purchase price not to exceed US$107 million (RMB 730 million) in cash to be paid in several installments.
     As a wholly-owned subsidiary of Chifeng Xingu, Xinyuan Mining owns a relatively large-scale lead-zinc mine in Balinzuo Banner, in the Inner Mongolia Autonomous Region of the People’s Republic of China (the “Xinyuan Lead-zinc Mine” or the “Mine”).
     Based on the preliminary due diligence and domestic geological exploration materials, Xinyuan Mining owns the mining license of the Xinyuan Lead-zinc Mine, covering 3.3233 square kilometers. The reserves of lead-zinc metal and copper metal, which are subject to verification, are estimated to be 825,000 tons and 109,000 tons, respectively, with average grade at 7.60% for lead-zinc and 1.01% for copper. The Mine has current production capacity for processing 500 tons of ores per day, and is now at the stage of trial operation. The final products of the Mine are lead-zinc concentrate and copper concentrate being supplied to smelters in Chifeng and surrounding areas in China. In addition to its well-developed infrastructure, including water and power supplies as well as transportation, Xinyuan Mining has obtained all relevant permits for normal business operation. Xinyuan Mining also boasts an experienced technical and management team with years of mining expertise.
     Based on preliminary discussions, Chifeng Zhongtai plans to acquire the Mining Company for cash, with final terms of the acquisition subject to due diligence. The Company plans to engage one of the world’s top-class mining consulting firms to verify the reserves of the Mine. In addition, the completion of the acquisition is also subject to, among other conditions, the following conditions: negotiation of a equity purchase agreement satisfactory to both parties; approval by the Board of Directors of Qiao Xing Universal Resources, Inc.; satisfactory completion of all due diligence efforts and investigations by the Company and Chifeng Zhongtai; receipt of all necessary regulatory and governmental approvals; verification of the reserve and grade information regarding the Mine; receipt of appropriate legal opinions; and other customary closing conditions. There can be no assurance that a definitive equity purchase agreement will be completed or executed or that the sale of Xinyuan Mining will be completed.
     “China’s strategically important resources, copper, lead and zinc, are widely used in the automobile, construction and machinery industries. In the medium and long term, we are optimistic about a solid recovery in the global economy and the continuous growth of the Chinese economy and therefore believe that these resources will meet growing demand for many years,” commented Mr. Wu Ruilin, Chairman of XING. “With commodity prices at relatively low levels for now, we are trying to capture this market opportunity to buy some large scale and high quality mines to rapidly grow our business scale. The Xinyuan Lead-zinc Mine is an intriguing asset for us because of its potential large scale, high grade, and benefits from good mining conditions. Once the acquisition is closed, the Mine is expected to enhance the Company’s foothold in China’s resources industry, and create shareholder value as well.”
     “At the same time, we are actively discussing with some advisory firms how to sort out our relationship with Qiao Xing Mobile Communications Co., Ltd. (NYSE: QXM) and how to deal with its mobile phone business. Currently, we are evaluating several options and are trying our best to make the final decision as soon as possible.”
     About Qiao Xing Universal Resources, Inc.
     Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of May 26, 2010.
     For more information, please contact:
Company Contact:
Mr. Rick Xiao, Vice President
Email: rick@qiaoxing.com
Tel: +86-752-282-0268

CCG Investor Relations Contact:
Mr. Ed Job, Account Manager
Email: ed.job@ccgir.com
Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Resources, Inc.